FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.  Name and Address of Reporting Person

       Cancio                       Luis                         A.
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       (Last)                      (First)                    (Middle)

       c/o Rayovac Corporation, 601 Rayovac Drive
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                                  (Street)

       Madison                     Wisconsin                    53711
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol

       Rayovac Corporation (ROV)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

       January/2002
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5.  If Amendment, Date of Original (Month/Year)

       November 8, 2001
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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (  ) 10% Owner
    (X ) Officer (give title below)
    (  ) Other (specify title below)
     Senior Vice President and General Manager, Rayovac Latin America

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (X ) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)

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2.  Transaction Date (Month/Day/Year)

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3.  Transaction Code (Instr. 8)

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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)
    A. Employee Stock Option (Right to Buy)
    B. Employee Stock Option (Right to Buy)
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2.  Conversion or Exercise Price of Derivative Security
    A. $14.50
    B. $14.50
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3.  Transaction Date (Month/Day/Year)
    A. 10/1/2001
    B. 10/1/2001
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4.  Transaction Code (Instr. 8)
    A. A; V
    B. A; V
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)
    A. Granted option to purchase 25,000 shares of Common Stock (A)
    B. Granted option to purchase 25,000 shares of Common Stock (A)
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6.  Date Exercisable and Expiration Date (Month/Day/Year)
    A. See Footnote (1)
    B. See Footnote (2)
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
    A. Common Stock; 25,000 shares
    B. Common Stock; 25,000 shares
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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    A. 25,000
    B. 25,000
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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)
    A. D
    B. D
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11. Nature of Indirect Beneficial Ownership (Instr. 4)
    A. Not applicable.
    B. Not applicable.
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EXPLANATION OF RESPONSES:

(1) The option vests and becomes exercisable as to 33% of the underlying shares in each of the first and second years and 34% of the underlying shares in the third year of the three-year period that commenced October 1, 2001. The option expires on October 1, 2011.

(2) The option vests and becomes exercisable as to 33% of the underlying shares in each of the first and second years and 34% of the underlying shares in the third year of the three-year period that commenced October 1, 2001, subject to Rayovac's achievement of certain performance goals each year. If any such performance goal is not met, the unvested portion of the option will vest and become exercisable one day prior to its expiration. The option expires on October 1, 2011.


/s/ James T. Lucke, as attorney-in-fact             January 7, 2002
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   **  SIGNATURE OF REPORTING PERSON                     DATE

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   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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